SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 Or 15 (D) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): May 9, 2007

Alaska Pacific Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Alaska	0-26003	92-0167101
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer Identification No.

2094 Jordan Avenue, Juneau, Alaska	99801
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number (including area code): (907) 789-4844

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.133-4(c))

Item 2.02 Results of Operations and Financial Condition

On May 9, 2007, Alaska Pacific Bancshares, Inc. issued its earnings release for the quarter ended March 31, 2007. A copy of the earnings release is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

99.1   Press Release of Alaska Pacific Bancshares, Inc. May 9, 2007

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ALASKA PACIFIC BANCSHARES, INC.

DATE: May 9, 2007   By: /s/ Roger K. White
                                    Senior Vice President and
                                    Chief Financial Officer

Exhibit 99.1

Alaska Pacific Bancshares, Inc.

News Release
For Immediate Release

ALASKA PACIFIC REPORTS
FIRST QUARTER EARNINGS

JUNEAU, Alaska, May 9, 2007 -- Alaska Pacific Bancshares, Inc. (OTCBB: AKPB), the parent company of Alaska Pacific Bank, announced first quarter net income of $205,000, or $.31 per diluted share. While this represents a 64% increase compared with $125,000 ($.19 per diluted share) for the first quarter of 2006, it is a 6.2% increase after adjusting 2006 for an after-tax nonrecurring charge of $68,000 for the cost of closing the Bank's two smallest offices.

Net interest income increased $72,000 (3.5%) to $2.1 million for the first quarter of 2007 compared to the first quarter of 2006, reflecting a 3.0% increase in average loans and an improving yield on loans and other earning assets. The net interest margin on average earning assets for the first quarter was 5.12% in 2007 compared with 5.02% in the first quarter of 2006. Loans (excluding loans held for sale) were $158.0 million at March 31, 2007, a decrease of 0.5% from the last quarter and an increase of 2.7% from a year ago. Deposits at March 31, 2007 were $142.3 million, a $2.9 million (2.0%) decrease from last quarter and a $2.2 million (1.6%) increase from a year ago.

Nonperforming loans at March 31, 2007 were $941,000 compared with zero last quarter and $1.4 million a year ago. Net loan chargeoffs for the quarter amounted to $18,000 compared with $17,000 in first quarter of 2006 and a small net recovery in the fourth quarter of 2006. The provision for loan losses decreased to $45,000 in the first quarter from $75,000 in the first quarter of 2006.

Gains on sale of loans in the first quarter of 2007 were $91,000 compared with $116,000 last quarter and $53,000 in the first quarter of 2006.

Noninterest expenses for the first quarter rose $106,000 (5.4%) from the first quarter of 2006 (excluding nonrecurring branch closure costs).

As previously announced, the Company declared a regular quarterly dividend of $.10 per share, an 11% increase over the $.09 per share paid in recent quarters. The dividend is payable May 18, 2007, to shareholders of record as of May 7, 2007.

Forward-Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the economy in Southeast Alaska, the real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission.

Contact: Roger K. White   Craig E. Dahl
                 Senior Vice President and CFO   or   President and CEO
                 907-790-5135   907-790-5101

Alaska Pacific Bancshares, Inc.
Financial Highlights (Unaudited)
First Quarter 2007
(dollars in thousands, except per-share amounts)

| | Three Months Ended | | |
	March 31, 2007	December 31, 2006	March 31, 2006
Condensed Income Statement:			
Interest income	$3,130	$3,227	$2,798
Interest expense	(997)	(946)	(737)
Net interest income	2,133	2,281	2,061
Provision for loan losses	(45)	(45)	(75)
Gain on sale of loans	91	116	53
Other noninterest income	237	243	251
Branch closure costs	-	-	(113)
Noninterest expense	(2,074)	(1,913)	(1,968)
Net income before income tax	342	682	209
Income tax expense	(137)	(273)	(84)
Net income	$ 205	$ 409	$ 125
Earnings per share:			
Basic	$ .32	$ .65	$ .20
Diluted	.31	.63	.19
Performance Ratios:			
Return on average equity	4.61%	9.37%	3.00%
Return on average assets	0.46	0.91	0.29
Yield on average earning assets	7.51	7.65	6.81
Cost of average interest-bearing liabilities	2.96	2.83	2.23
Interest rate spread	4.55	4.82	4.58
Net interest margin on:			
Average earning assets	5.12	5.41	5.02
Average total assets	4.81	5.08	4.76
Efficiency ratio (a)	87.51	75.79	85.12
Average balances:			
Loans	$158,956	$154,876	$154,280
Earning assets	166,773	168,738	164,230
Assets	177,240	179,637	173,095
Interest-bearing deposits	117,345	121,834	118,122
Total deposits	139,393	148,231	140,054
Interest-bearing liabilities	134,946	133,670	132,106
Shareholders' equity	17,791	17,464	16,669
Average shares outstanding:			
Basic	632,297	626,170	614,942
Diluted	660,292	652,518	645,191

	March 31, 2007	December 31, 2006	March 31, 2006
Balance sheet data:			
Total assets	$175,884	$178,923	$171,628
Loans, before allowance	157,794	158,597	153,630
Loans held for sale	121	519	140
Investment securities	4,896	5,288	6,766
Total deposits	142,297	145,201	140,112
Federal Home Loan Bank advances	13,040	14,062	12,526
Shareholders' equity	17,877	17,705	16,700
Shares outstanding (b)	641,609	639,809	628,254
Book value per share	$27.86	$27.67	$26.58
Asset quality:			
Allowance for loan losses	$1,693	$1,666	$1,506
Allowance as a percent of loans	1.07%	1.05%	0.98%
Nonaccrual loans	$941	$ -	$1,392
Total nonperforming assets	941	-	1,477
Net chargeoffs (recoveries) for quarter	18	(2)	17

(a) Noninterest expense, excluding branch closure costs, divided by the sum of net interest income and noninterest income, excluding gains on sale of loans or securities.

(b) Excludes only treasury stock.